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                                                                       Exhibit S

                                     [Logo]
                                     PICCHIO
                                     Pharma







February 14th, 2005


Mariano Rodriguez
Vice-President, Finance & Chief Financial Officer
Neurochem Inc.
275 boul. Armand-Frappier
Laval, (Quebec) H7V 4A7


Dear Mr. Rodriguez:

The following serves to formally confirm our commitment to exercise all of the 2,800,000 warrants to purchase common shares for a total subscription of $8,764,000.

We understand that to the extent that certain planned revenues are not realized as contemplated in the budget of 2005, a revised budget has been prepared which indicates that the Company will require a total of approximately $20 million in financial resources between the date hereof and December 31, 2005, in order to continue its research and development activities and for general working capital purposes.

We hereby confirm our commitment to subscribe for equity or debt securities for an aggregate total of up to $20 million (which includes the previously referred exercise of warrants totaling $8,764,000) or such lesser amount as is necessary to allow the Company to operate generally in accordance with the revised budget for the year ending December 31st, 2005, in the event that the Company is not able to obtain such funds from other traditional sources. This commitment will expire on December 31st, 2005.

The pricing of any equity securities to be issued in furtherance of this commitment will be based on the prevailing market price of the common shares of the Company at the time of subscription and the pricing of and security granted in respect of any debt securities will be customary for a transaction of this nature. Furthermore, to the extent that any debt securities are issued, we will not expect repayment until the earlier of the date when additional funds are raised by the Company in order to meet the revised budget or January 1st, 2006, whichever is earlier.




                              Picchio Pharma Inc.
          759 Square Victoria, Suite 224, Montreal, QC Canada H2Y 2J7
                    Tel.: (514) 282-0552 Fax: (514) 282-0553


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You understand that the foregoing commitment assumes that the Company has exhausted all other reasonable financing opportunities and that conditions precedent in favor of the undersigned (in the form set forth, mutatis mutandis, in the subscription agreement dated January 16, 2003 between, inter alia, the undersigned and the Company) shall have been fulfilled by the Company or waived by the undersigned at the time of closing of any such subscription.

Sincerely,

/s/ Francesco Bellini
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Francesco Bellini
Chairman